UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: David A. Preiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 670,960
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 670,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 3.1% (1)
14.	Type of Reporting Person: IN

(1)	Based upon 20,826,811 shares of Class A common stock as of February 14, 2017 as reported in the Issuer’s Form 424B5 (Prospectus) filed with the Securities and Exchange Commission on February 10, 2017 and 670,960 shares of Class B common stock held by the reporting person as of February 14, 2017.

Explanatory Note

This Amendment No. 1 to Schedule 13D is filed to amend the Schedule 13D (the “Initial Schedule”) filed by David A. Preiser (the “Reporting Person”) with the Securities and Exchange Commission on August 28, 2015 to report the following:

•	On February 14, 2017 (the “Closing Date”), the Issuer completed an underwritten public offering (the “Offering”) made pursuant to a shelf registration statement of 8,000,000 shares of its Class A common stock, consisting of 6,000,000 shares offered by the Issuer and 2,000,000 shares offered by certain of the Issuer’s former and current employees and members of management (each, a “Selling Stockholder”) at a price of $29.25 per share (the “Sale Price”). The Reporting Person participated in the Offering as a Selling Stockholder.

•	As a result of the Offering, as of the Closing Date, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Class A common stock.

•	In addition to the conversion of the Issuer’s Class B common stock by the Reporting Person to effect the sales in the Offering, the number of shares held by the Reporting person was affected by certain other transactions as more fully described in Item 3 (Other Actions) herein.

Certain stockholders (the “HL Holders”), including the Reporting Person, have agreed to hold their shares of Class B common stock indirectly through a voting trust (the “HL Voting Trust”) formed pursuant to a voting trust agreement (the “Voting Trust Agreement”) under which all decisions with respect to the voting (but not the disposition) of the Class B common stock held by the HL Holders will be made by the trustees of the HL Voting Trust (the “Trustees”), in their sole and absolute discretion, without fiduciary duties of any kind to the HL Holders. Pursuant to the Voting Trust Agreement the Trustees, acting by majority vote, have voting control over the Trust Shares, but no dispositive power over any of the Trust Shares. Each HL Holder retains sole dispositive power over the shares deposited in the HL Voting Trust.

Capitalized terms not defined herein shall have the meanings ascribed to them in the Initial Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraph is added to Item 3 of the Initial Schedule:

In connection with the Offering, the Reporting Person sold 44,740 shares of the Issuer’s Class A common stock (received upon conversion of the Issuer’s Class B common stock and net of certain shares which were withheld to cover tax obligations) at the per share Sale Price.

Other Actions:

•	On April 30, 2016, the Reporting Person received an award of 27,689 shares of Class B common stock (the “2016 Award”) pursuant to the Issuer’s 2016 Incentive Award Plan. As required under the Voting Trust Agreement, the 2016 Award was deemed deposited in the HL Voting Trust.

•	On December 13, 2016, the Reporting Person made a charitable donation of 16,150 shares of Class A common stock (received upon conversion of the Issuer’s Class B common stock).

•	On February 14, 2017, 6,520 shares of the Reporting Person’s beneficially owned Class B common stock were withheld to cover tax obligations that resulted from the vesting of 18,172 shares of the Issuer’s Class B common stock on such date.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons is set forth below:

Amount beneficially owned:	670,960
Percent of class:	3.1	% (1)
Sole power to vote or to direct the vote:	0
Shared power to vote or to direct the vote:	0
Sole power to dispose or to direct the disposition of:	670,960
Shared power to dispose or to direct the disposition of:	0

(1)	Based upon 20,826,811 shares of Class A common stock as of February 14, 2017 as reported in the Issuer’s Form 424B5 (Prospectus) filed with the Securities and Exchange Commission on February 10, 2017 and 670,960 shares of Class B common stock held by the reporting person as of February 14, 2017.

(c)	Transactions in the Issuer’s common stock within 60 Days. Except for the transactions described herein, no other transactions in the Issuer’s Class A common stock have been effected by the Reporting Person within the past 60 days.

(d)	Right to Receive or Power to Direct Receipt of Dividends from or Proceeds from the Sale of Issuer Securities. The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Class A (or Class B common stock upon conversion) held in the name of the Reporting Person and reported herein.

(e)	On February 14, 2017, the Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer’s common stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Power of Attorney of David A. Preiser (incorporated by reference to Exhibit 99.1 of Schedule 13D filed August 28, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2017

DAVID A. PREISER:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for David A. Preiser

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